Exhibit 99.1

Inspira’s ART100 in Use at Tier-1 U.S. Hospitals, Generating Strong Clinical
Interest and Accelerating Sales Discussions

RA’ANANA, Israel, June 11, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, announced today that its FDA-cleared ART100 system adoption has begun to positively impact commercialization interest and efforts, representing a key milestone and significantly contributes to the Company’s commercial validation.

The ART100 system has been successfully integrated into real-world clinical workflows at leading tier-one U.S. hospitals over the past several months. Details of specific hospital deployments are subject to confidentiality, but reflect Tier-1 facilities in the U.S. This clinical use reflects growing confidence in the system’s potential to support patients in critical condition and positions Inspira at the forefront of a rapidly evolving market of life-saving technologies.

The consistent use of the ART100 has prompted a wave of interest from additional U.S. and international healthcare institutions, as well as governmental authorities. The Company is currently engaged in commercial discussions with various stakeholders across multiple regions and is scaling up operational capabilities to support the anticipated adoption of the ART100.

“Over the past several months, the ART100 has been used in real-world settings at leading U.S. hospitals, supporting patients. This clinical use sends a strong message to the global market – that our technology is trusted by physicians, integrated into workflows, and is now driving commercial demand.”— Dagi Ben-Noon, CEO, Inspira Technologies

This announcement builds on Inspira’s global rollout strategy, expanded manufacturing capacity and advanced negotiations with a European government authority. The Company anticipates announcing additional strategic deployments and commercial milestones in the near term.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. FDA -cleared INSPIRA ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a technological foundation for the development of the INSPIRA ART500 — a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses that the adoption of the ART100 has begun to positively impact commercialization interest and efforts, representing a key milestone and which it believes significantly contributes to its commercial validation, the belief that this clinical use reflects growing confidence in the ART100’s potential to support patients in critical condition and positions the Company at the forefront of a rapidly evolving market of life-saving technologies, that the consistent use of the ART100 has prompted a wave of interest from additional U.S. and international healthcare institutions, as well as governmental authorities, that it is currently engaged in commercial discussions with various stakeholders across multiple regions and is scaling up operational capabilities to support the anticipated adoption of the ART100 and the belief that the clinical use of the ART100 sends a strong message to the global market – that the Company’s technology is trusted by physicians, integrated into workflows, and is now potentially driving commercial demand.. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485